January 13, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bayou City Exploration, Inc.

Rule 13e-3 Transaction Statement on Schedule 13E-3

Filed by Bayou City Exploration, Inc., Stephen C. Larkin et al.

Filed November 18, 2013

SEC File No. 005-81648

Preliminary Information Statement on Schedule 14C

Filed November 18, 2013

SEC File No. 000-27443

Dear Mr. Orlic:

Set forth below are the responses of Bayou City Exploration, Inc. (“Bayou” or the “Company”) to the comments contained in your letter to Stephen C. Larkin, Chief Executive Officer, dated December 12, 2013. For ease of reference, each comment in your letter has been repeated below and numbered, and the responses set forth below each comment. The Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 (Amendment No. 1) (the “Schedule 13E-3 Amendment”) and Preliminary Information Statement on Schedule 14C (Amendment No. 1) (the “Schedule 14C Amendment,” and together with the Schedule 13E-3 Amendment, the “Amended Schedules”) were filed with the Commission today.

Rule 13e-3 Transaction Statement on Schedule 13E-3

General

1.	We note the disclosure under various items of the Schedule 13E-3. Your Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the information statement and is incorporated by reference into the Schedule 13E-3.

The Company has revised the disclosures in the Amended Schedules to comply with the Staff’s request. See Schedule 13E-3 Amendment Items 2, 3 and 6 and Schedule 14C Amendment under the captions “Special Factors – Filing Persons,” “Special Factors – Effect of the Reverse Split on the Trading Market of our Common Stock,” “Trading Market and Price of Our Common Stock and Dividend Policy,” “Interests of Certain Persons.”

Mr. David L. Orlic

January 13, 2014

Preliminary Information Statement on Schedule 14C

General

2.	Please clearly mark your information statement “Preliminary Copy.” See Rule 14c-5(d)(1) of Regulation 14C.

The Company has marked the document “***PRELIMINARY COPY***”. See Schedule 14C Amendment, page 1.

3.	Please prominently disclose, preferably on the cover page of your information statement, that the market price of the common stock was recently almost four times the cash-out price to be used in the Rule 13e-3 transaction.

The Company has added prominent disclosure on the cover page of the Schedule 14C Amendment indicating that the Company’s Common Stock traded at prices in excess of the cash-out price during 2013. See Schedule 14C Amendment, page 1. Please note that comparable disclosure also appears in other sections of the Schedule 14C Amendment. See Schedule 14C Amendment, pages 8, 21 and 35.

4.	Please disclose, in the body of the information statement, all financial projections prepared by or on behalf of the company that are materially related to the Rule 13e-3 transaction. We note the references to projections on page E-51.

The Company has disclosed the financial projections prepared by ValueScope in the discussion of “The ValueScope Report” under the subheading “Income Approach.” See Schedule 14C Amendment, page 25.

Background of the Reverse/Forward Stock Split, page 11

5.	Please revise to describe more fully the deliberative process by which the board arrived at the cash-out price. For instance, you should disclose how the board determined where within the valuation range to set the cash-out price.

The Company has added disclosure regarding the Board of Directors’ deliberative process under the discussion of the Background of the Reverse/Forward Stock Split. See Schedule 14C Amendment, pages 12 and 13.

Effects of the Reverse/Forward Stock Split, page 12

6.	Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

The Company has added disclosure regarding the effect of the Reverse/Forward Stock Split on the interest of each affiliate of the Company (i.e., Steven Larkin, Travis Creed and Robert and Doris Burr) in the net book value and net earnings of the Company in terms of both dollar amounts and percentages under the discussion of the Effects of the Reverse/Forward Stock Split. See Schedule 14C Amendment, page 14.

Effect of the Reverse/Forward Stock Split on Option Holders, page 14

7.	Please revise your disclosure to clarify how the board determined that the reverse/forward stock split will not cause dilution or enlargement of the benefits intended by you to be made available under outstanding options. We note in particular that option holders would appear to be receiving a larger percentage of outstanding common stock upon any exercise of options following the cash out.

The Company has revised disclosures regarding the effect of the Reverse/Forward Stock Split on option holders throughout the Schedule 14C Amendment to reflect that the outstanding options would be exercisable for an increased percentage of the Company’s outstanding Common Stock. See Schedule 14C Amendment, pages 5, 16 and 19.

Mr. David L. Orlic

January 13, 2014

Factors Considered to Determine Fairness, page 19

8.	Please revise your disclosure to clarify how fairness of the price is supported by the $2.00 closing price of the common stock on the most recent trading day before the board finally resolved to approve the transaction.

The Company has revised its disclosures regarding Factors Considered to Determine Fairness to reflect that the Board noted the $2.00 trading price on November 8, 2013 but nevertheless considered the high and low bid prices during the third quarter of 2013 as a more accurate form of reference. See Schedule 14C Amendment, page 21.

9.	Please disclose the extent to which the board considered historical stock prices, which appear to have ranged from $3.00 to $4.79 during the past three years. Please also disclose the extent to which the board considered market prices during the second quarter of 2013 and the third quarter of 2012.

The Company has revised its disclosures regarding Factors Considered to Determine Fairness to reflect that the Board considered historical prices for the Common Stock over the 52 weeks prior to September 1, 2013 which fluctuated between $0.35 and $7.00. The disclosure further reflects that the Board also considered volatile trading that occurred during a short timeframe within the period, and determined that the normalized 52 week low trading price of $0.35 and high trading price of $1.80 was a more accurate characterization of trading price at normalized volumes. For purposes of the Board’s analysis, normalized prices and volumes were determined by removing aberrant trading data during the highly volatile month between April 11, 2103 and May 10, 2013. See Schedule 14C Amendment, page 21.

10.	Please revise your disclosure on page 20 to clarify how the potential benefit of the transaction to you and your unaffiliated stockholders clearly outweighs the potential detriments. Please also revise your disclosure to clarify how affiliated and unaffiliated stockholders will receive equal treatment and face the same detriments throughout and subsequent to the transaction. We note in particular that no unaffiliated security holders will remain as security holders following the transaction, and that no affiliated security holders will be cashed out.

While the Company has revised its disclosure on page 23 of the Schedule 14C Amendment in response to the Staff’s comment, please be advised that at least two unaffiliated stockholders are expected to remain as stockholders upon consummation of the transaction. See Schedule 14C Amendment, page 23.

The ValueScope Report, page 21

11.	Please revise to more fully describe the qualifications of ValueScope. See Item 1015(b)(2) of Regulation M-A.

The Company has added information to the disclosure relating to the ValueScope Report describing the qualifications of ValueScope and Mr. Gregory Scheig, the ValueScope principal who directed the preparation of the report to comply with the Staff’s request. See Schedule 14C Amendment, page 24.

Income Approach, page 22

12.	Please disclose the specific discounts applied for each of lack of control and marketability. Please also disclose the discount rate used in the income approach.

The Company has disclosed the specific discounts applied by ValueScope for lack of control and marketability in the discussion of “The ValueScope Report” under the subheading “Income Approach.” See Schedule 14C Amendment, page 26.

Mr. David L. Orlic

January 13, 2014

Market Approach, page 22

13.	Please revise your disclosure to clarify why trading data for the period between April 11, 2013 and May 10, 2013 was not included in this analysis.

The Company has expanded its disclosure to include the rationale behind the utilization of normalized volume in light of volatile trading that occurred during a short period of time in the discussion of “The ValueScope Report” under the subheading “Market Approach.” See Schedule 14C Amendment, page 26.

Cost Approach, page 23

14.	Please revise your disclosure to identify the asset that was adjusted on the company’s balance sheet, and why management believes that the full book value of the asset was not likely to be recoverable. Please also disclose why the advisor applied a liquidity discount in the context of a liquidation.

The Company has expanded its disclosure to include the rationale behind management’s belief that the Company’s investment in the Next Energy Illinois Basin Oil & Gas Lease Development JV should be valued at less than book value in the discussion of “The ValueScope Report” under the subheading “Cost Approach.” See Schedule 14C Amendment, page 26. Please be advised that ValueScope has amended the ValueScope Report to reflect that the discount applied in the cost approach analysis reflects the anticipated costs associated with liquidation of the assets of the Company. The Company has accordingly revised its disclosure in the discussion of “The ValueScope Report” under the subheading “Cost Approach.” See Schedule 14C Amendment, page 26 and ValueScope Report, pages 29 and 30.

Financing of the Reverse/Forward Stock Split, page 27

15.	Please reconcile the figures appearing in this section with the figures appearing throughout the rest of your document.

The Company has revised the disclosure relating to the Financing of the Reverse/Forward Stock Split to comply with the Staff’s request. See Schedule 14C Amendment, page 30.

Financial Statements, page 28

16.	Please disclose the ratio of earnings to fixed charges and book value per share, on both an historical and pro forma basis. See Item 1010(a)(3)-(4) and (b)(2)-(3) of Regulation M-A.

The Company has revised the disclosure relating to the Financial Statements of the Company to comply with the Staff’s request. The Staff should note that the Company had no fixed charges over the subject periods. See Schedule 14C Amendment, page 34.

Trading Market and Price of our Common Stock and Dividend Policy, page 31

17.	Please revise your disclosure to explain the apparent trading anomalies in the second quarter of 2013 and the third quarter of 2012, if known. Please also advise why you have disclosed high and low bid quotations, rather than high and low sales prices. See Item 1002(c) of Regulation M-A.

Please be advised that the Company does not know the reason for the trading anomalies that apparently occurred in the second quarter of 2013 and the third quarter of 2012. Furthermore, since there is no principal market exchange upon which the Company’s securities are listed, the Company provided high and low bid quotations from the OTC Market Groups, Inc. OTCQB as required by Item 1002(c) of Regulation M-A.

Mr. David L. Orlic

January 13, 2014

Exhibit E

18.	The staff notes disclaimers of responsibility by ValueScope relating to financial information and other data and information. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Please be advised that ValueScope has amended the ValueScope Report to remove disclaimers of responsibility. See ValueScope Report, pages 5 and 34.

In connection with the responses to your comments set forth above, the Company, Stephen C. Larkin, Robert D. Burr, Doris R. Burr, and Travis N. Creed, Jr. (collectively, the “Filing Persons”) each acknowledge that:

•	The Filing Persons who are listed as such for each filing are responsible for the adequacy and accuracy of the disclosure in such filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence from each of the Filing Persons confirming the above acknowledgement, has been enclosed herewith.

We believe the above discussion and the Amended Schedules respond to all of the Staff’s comments. If you have any questions or comments regarding the amended Schedules or the Company’s responses to your comments, please contact the undersigned at (972) 628-3631 at your earliest convenience. Your prompt attention to the foregoing is greatly appreciated.

Very truly yours,

/s/ Lawrence B. Mandala

Lawrence B. Mandala

LBM:nc

Enclosures

cc:  Mr. Stephen C. Larkin

Bayou City Exploration, Inc.

1151 Old Porter Pike,

Bowling Green, Kentucky 42103

January 13, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bayou City Exploration, Inc.

Rule 13e-3 Transaction Statement on Schedule 13E-3

Filed by Bayou City Exploration, Inc., Stephen C. Larkin et al.

Filed November 18, 2013

SEC File No. 005-81648

Preliminary Information Statement on Schedule 14C

Filed November 18, 2013

SEC File No. 000-27443

Dear Mr. Orlic:

The undersigned is in receipt of your December 12, 2013 comment letter regarding Bayou City Exploration, Inc.’s (the “Company”) Rule 13e-3 Transaction Statement on Schedule 13E-3 and Preliminary Information Statement on Schedule 14C (the “Filings”). In connection with the responses to same, provided by outside counsel to the Company which have been filed with the Commission concurrently with this letter, the undersigned hereby acknowledges that:

•	The undersigned, as a filing person for one or both of the Filings, is responsible for the adequacy and accuracy of the disclosure in each Filing for which the undersigned is listed as a filing person;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Robert D. Burr

Robert D. Burr

cc: Lawrence B. Mandala

Bayou City Exploration, Inc.

1151 Old Porter Pike,

Bowling Green, Kentucky 42103

January 13, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bayou City Exploration, Inc.

Rule 13e-3 Transaction Statement on Schedule 13E-3

Filed by Bayou City Exploration, Inc., Stephen C. Larkin et al.

Filed November 18, 2013

SEC File No. 005-81648

Preliminary Information Statement on Schedule 14C

Filed November 18, 2013

SEC File No. 000-27443

Dear Mr. Orlic:

The undersigned is in receipt of your December 12, 2013 comment letter regarding Bayou City Exploration, Inc.’s (the “Company”) Rule 13e-3 Transaction Statement on Schedule 13E-3 and Preliminary Information Statement on Schedule 14C (the “Filings”). In connection with the responses to same, provided by outside counsel to the Company which have been filed with the Commission concurrently with this letter, the undersigned hereby acknowledges that:

•	The undersigned, as a filing person for one or both of the Filings, is responsible for the adequacy and accuracy of the disclosure in each Filing for which the undersigned is listed as a filing person;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

Bayou City Exploration, Inc.

By: /s/ Stephen C. Larkin

Stephen C. Larkin

President, Chief Executive Officer and

Chief Financial Officer

cc: Lawrence B. Mandala

Bayou City Exploration, Inc.

1151 Old Porter Pike,

Bowling Green, Kentucky 42103

January 13, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bayou City Exploration, Inc.

Rule 13e-3 Transaction Statement on Schedule 13E-3

Filed by Bayou City Exploration, Inc., Stephen C. Larkin et al.

Filed November 18, 2013

SEC File No. 005-81648

Preliminary Information Statement on Schedule 14C

Filed November 18, 2013

SEC File No. 000-27443

Dear Mr. Orlic:

The undersigned is in receipt of your December 12, 2013 comment letter regarding Bayou City Exploration, Inc.’s (the “Company”) Rule 13e-3 Transaction Statement on Schedule 13E-3 and Preliminary Information Statement on Schedule 14C (the “Filings”). In connection with the responses to same, provided by outside counsel to the Company which have been filed with the Commission concurrently with this letter, the undersigned hereby acknowledges that:

•	The undersigned, as a filing person for one or both of the Filings, is responsible for the adequacy and accuracy of the disclosure in each Filing for which the undersigned is listed as a filing person;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Travis N. Creed, Jr.

Travis N. Creed, Jr

cc: Lawrence B. Mandala

Bayou City Exploration, Inc.

1151 Old Porter Pike,

Bowling Green, Kentucky 42103

January 13, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bayou City Exploration, Inc.

Rule 13e-3 Transaction Statement on Schedule 13E-3

Filed by Bayou City Exploration, Inc., Stephen C. Larkin et al.

Filed November 18, 2013

SEC File No. 005-81648

Preliminary Information Statement on Schedule 14C

Filed November 18, 2013

SEC File No. 000-27443

Dear Mr. Orlic:

The undersigned is in receipt of your December 12, 2013 comment letter regarding Bayou City Exploration, Inc.’s (the “Company”) Rule 13e-3 Transaction Statement on Schedule 13E-3 and Preliminary Information Statement on Schedule 14C (the “Filings”). In connection with the responses to same, provided by outside counsel to the Company which have been filed with the Commission concurrently with this letter, the undersigned hereby acknowledges that:

•	The undersigned, as a filing person for one or both of the Filings, is responsible for the adequacy and accuracy of the disclosure in each Filing for which the undersigned is listed as a filing person;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Doris R. Burr

Doris R. Burr

cc: Lawrence B. Mandala

Bayou City Exploration, Inc.

1151 Old Porter Pike,

Bowling Green, Kentucky 42103

January 13, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bayou City Exploration, Inc.

Rule 13e-3 Transaction Statement on Schedule 13E-3

Filed by Bayou City Exploration, Inc., Stephen C. Larkin et al.

Filed November 18, 2013

SEC File No. 005-81648

Preliminary Information Statement on Schedule 14C

Filed November 18, 2013

SEC File No. 000-27443

Dear Mr. Orlic:

The undersigned is in receipt of your December 12, 2013 comment letter regarding Bayou City Exploration, Inc.’s (the “Company”) Rule 13e-3 Transaction Statement on Schedule 13E-3 and Preliminary Information Statement on Schedule 14C (the “Filings”). In connection with the responses to same, provided by outside counsel to the Company which have been filed with the Commission concurrently with this letter, the undersigned hereby acknowledges that:

•	The undersigned, as a filing person for one or both of the Filings, is responsible for the adequacy and accuracy of the disclosure in each Filing for which the undersigned is listed as a filing person;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	The undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Stephen C. Larkin

Stephen C. Larkin

cc: Lawrence B. Mandala